                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*

                       PRICE COMMUNICATIONS CORPORATION
                               (NAME OF ISSUER)

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  741437305
                                (CUSIP NUMBER)


 Hilltop Partners, L.P.                    Gerald Adler, Esq.
 Laifer Inc.                               Shereff, Friedman,
 Mr. Lance Laifer                          Hoffman & Goodman, LLP
 114 West 47th St., New York, NY 10036     919 Third Avenue, New York, NY 10022
 212-921-4139                              212-758-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              DECEMBER 5, 1994
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1

                       Exhibit Index appears at Page 10

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                                 SCHEDULE 13D

CUSIP No.  741437305                                    Page 2 of    Pages

- -------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hilltop Partners, L.P.

- -------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

- -------------------------------------------------------------------------------
3. SEC USE ONLY


- -------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

        WC
- -------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [ ]

- -------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
NUMBER OF      |  7. SOLE VOTING POWER
SHARES         |       993,100
BENEFICIALLY   |  8. SHARED VOTING POWER
OWNED BY       |       0
EACH           |  9. SOLE DISPOSITIVE POWER
REPORTING      |       993,100
PERSON         | 10. SHARED DISPOSITIVE POWER
WITH           |       0
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        993,100
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

        PN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  741437305                                    Page 3 of    Pages

- -------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Laifer Inc.

- -------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

- -------------------------------------------------------------------------------
3. SEC USE ONLY


- -------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

        WC
- -------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [ ]

- -------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
NUMBER OF      |  7. SOLE VOTING POWER
SHARES         |       1,344,725
BENEFICIALLY   |  8. SHARED VOTING POWER
OWNED BY       |       0
EACH           |  9. SOLE DISPOSITIVE POWER
REPORTING      |       1,178,000
PERSON         | 10. SHARED DISPOSITIVE POWER
WITH           |       856,144
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,034,144
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.4%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

        Co, IA
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  741437305                                    Page 4 of    Pages

- -------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lance Laifer

- -------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

- -------------------------------------------------------------------------------
3. SEC USE ONLY


- -------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

        WC
- -------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [ ]

- -------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
- -------------------------------------------------------------------------------
NUMBER OF      |  7. SOLE VOTING POWER
SHARES         |       1,344,725
BENEFICIALLY   |  8. SHARED VOTING POWER
OWNED BY       |       0
EACH           |  9. SOLE DISPOSITIVE POWER
REPORTING      |       1,178,000
PERSON         | 10. SHARED DISPOSITIVE POWER
WITH           |       856,144
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,034,144
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.4%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

        IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  Schedule 13D Amendment No. 5
                Price Communications Corporation


                This Amendment No. 5 to the Statement on Schedule 13D (as defined below) amends and restates the Statement on Schedule 13D filed October 29, 1993 (the "Schedule 13D"), the Amendment No. 1 to the Schedule 13D filed December 17, 1993, the Amendment No. 2 to the Schedule 13D filed February 5, 1994, the Amendment No. 3 to the Schedule 13D filed March 1, 1994 and the Amendment No. 4 to the Schedule 13D filed March 18, 1994 by Hilltop Partners, L.P., Laifer Inc. and Lance Laifer (collectively, the "Reporting Persons"), each relating to the common stock, par value $.01 per share (the "Common Stock"), of Price Communications Corporation, a Delaware corporation (the "Company"). The above-referenced Statement on Schedule 13D and Amendments
No. 1, No. 2, No. 3 and No. 4 are collectively referred to herein as the "Schedule 13D".


Item 1. Security and Issuer.

                Securities acquired:  Common Stock, $.01 par value

                Issuer: Price Communications Corporation
                        45 Rockefeller Plaza
                        Suite 3201
                        New York, New York  10020
                        (212) 757-5600


Item 2. Identity and Background.

                (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership, its General Partner, Laifer Inc., a Delaware corporation and Lance Laifer, the principal stockholder, sole Director and President of Laifer Inc. (collectively the "Reporting Persons"). Joan Gill is the Executive Vice President of Laifer Inc. (Lance Laifer and Joan Gill are referred to as the "Covered Persons").

                (b), (c) and (f) The address of Hilltop Partners, L.P. is 114 West 47th Street, 26th Floor, New York, NY 10036. Hilltop Partners, L.P. is a Delaware limited partnership. Its principal business is investments.

                The address of the principal office of Laifer Inc. is 114 West 47th Street, 26th Floor, New York, NY 10036. Laifer Inc. is a Delaware corporation. Its principal business is investment management.

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                The address of Lance Laifer is c/o Laifer Inc., 114 West 47th
Street, 26th floor, New York, New York, 10036. His principal occupation is investment management and his business address is c/o Laifer Inc., 114 West 47th Street, 26th Floor, New York, NY 10036. Mr. Laifer is a United States citizen.

                The address of Joan Gill is 212A Union Street, Ridgewood, New Jersey 07450. Her principal occupation is investment management and her business address is c/o Laifer Inc., 114 West 47th Street, 26th Floor, New York, NY 10036. Ms. Gill is a United States citizen.

                (d) None of the Reporting Persons or the Covered Persons have been convicted in a criminal proceeding during the last five years.

                (e) None of the Reporting Persons or the Covered Persons are, and during the past five years were, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds.

                The source of the Funds used by Hilltop Partners, L.P. to purchase the securities of the issuer was working capital. The source of the Funds used by Laifer Inc. to purchase the securities of the issuer was (i) the working capital of Hilltop Partners, L.P. and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Exhibit B. The amount of Funds used by the Reporting Persons to purchase the securities of the issuer are listed in Exhibit B.


Item 4. Purpose of the Transaction.

                Each of the Reporting Persons and the Clients (as defined below) acquired its respective shares of Common Stock for investment purposes. Each of such entities may acquire other securities of the Company, including shares of Common Stock, or dispose of such securities, directly or indirectly, in open market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market developments.

                Except for the foregoing and as disclosed below no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of Issuer.

                (a) Hilltop Partners, L.P. is the beneficial owner of 993,100 shares (10%) of Common Stock.

                Laifer Inc. is the beneficial owner of 2,034,144 shares (20.4%) of Common Stock. The 2,034,144 shares of Common Stock beneficially owned by Laifer Inc. includes (i) 993,100 shares of Common Stock beneficially owned by Laifer Inc. in its capacity as General Partner and Investment Advisor to Hilltop Partners, L.P., which shares have been described in the previous paragraph and (ii) 1,041,044 shares of Common Stock beneficially owned by Laifer Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) various Wolfson family entities, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Grosvenor Multi Strategy Fund, L.P., 333 W. Wacker Drive, Suite 1610, Chicago, Illinois 60606-1218, (c) Haussman Holdings N.V., a Netherlands Antilles corporation, (d) various charitable trusts, with an address at One State Street Plaza, New York, New York 10004-1505 and (e) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (the "Clients").

                Lance Laifer, as president and principal stockholder of Laifer Inc., is deemed to have the same beneficial ownership as Laifer Inc.

                The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of September 30, 1994, there were 9,964,792 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

                (b) Hilltop Partners, L.P. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 993,100 shares of Common Stock beneficially owned by it. Hilltop Partners, L.P.'s power to vote and dispose of its shares rests with Laifer Inc., in its capacity as the General Partner of Hilltop Partners, L.P.

                Laifer Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 993,100 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop Partners, L.P. Laifer Inc. (i) has sole power to vote and to direct the voting of 351,625 shares of Common Stock owned by certain of the Clients,
(ii) has the sole power to dispose and direct the disposition of 184,900 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of the

856,144 shares of Common Stock owned by Laifer Inc. in its capacity as Investment Advisor to such Clients.

                (c) On November 28, 1994 and November 29, 1994, the Reporting Persons sold an aggregate of 10,000 shares of Common Stock for $7.125 per share and 7,500 shares of Common Stock for $7.333 per share, respectively, in open market transactions. In addition, on November 30, 1994, the Reporting Persons entered into the agreement described in Item 6 below.

                (d)     Not applicable.

                (e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Laifer Inc., Hilltop Partners, L.P. and the Clients entered into a Stock Purchase Agreement with Robert Price, dated and effective as of December 5, 1994 with respect to the shares of Common Stock beneficially owned by the Reporting Persons. The Stock Purchase Agreement is hereby incorporated herein by this reference.


Item 7. Material to be Filed as Exhibits.

                Exhibit A -     Agreement of Joint Filing.

                Exhibit B -     Purchase Records.

                Exhibit C -     Stock Purchase Agreement dated and effective as
                                of December 5, 1994 among Robert Price, Laifer
                                Inc., Hilltop Partners, L.P. and certain of the Clients.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 1994         HILLTOP PARTNERS, L.P.


                                                By: LAIFER INC.,
                                                 as General Partner


                                                By: /s/ Lance Laifer
                                                        Lance Laifer
                                                        President



                                        LAIFER INC.

                                                By: /s/ Lance Laifer
                                                        Lance Laifer
                                                        President


                                                   /s/ Lance Laifer
                                                       Lance Laifer

                            EXHIBIT INDEX



        Exhibit                 Description


        C Stock Purchase Agreement dated and effective as of December 5, 1994 among Robert Price, Laifer Inc., Hilltop Partners, L.P. and certain of the Clients.